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               		     SECURITIES AND EXCHANGE COMMISSION
			                         Washington, DC 20549


                           				SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                    			    (Amendment No. 1 )

                    			      Amrion, Inc.
			                          (Name of Issuer)
			                          	 Common Stock
			                   (Title of Class of Securities)

                          				  032160103
	                          			(CUSIP Number)

         	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	                115 South Jefferson Road, Whippany, NJ 07981
			                           (201) 739-2202
	               	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           				August 28, 1997
           	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  032160103

                          				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
							                                            (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC,PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
							                                          	      [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                  		7       SOLE VOTING POWER:

                         			280,844

	                  	8       SHARED VOTING POWER:

                         			53,976

	                  	9       SOLE DISPOSITIVE POWER:

                         			280,844

 	                 	10      SHARED DISPOSITIVE POWER:

                         			53,976

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                         		334,820

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                         	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                          		 6.2

14      TYPE OF REPORTING PERSON*:
	       BD

                			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Shares of Amrion, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

     Working capital of Bear Stearns and personal funds of discretionary accounts. The aggregate purchase price of the 320,752 Common Shares of the Issuer referred to in Item 5(c) hereof was approximately $9,141,432.00.

Item 5:  Interest in Securities of the Issuer (as of 8/28/97)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Shares of the
	   	Issuer.  The details of these transactions are set forth in Appendix attached hereto.

	(d)	Not Applicable.

	(e)	Through August 28, 1997, Bear Stearns purchased an additional 63,119 shares of Amrion, Inc.  Accordingly, Bear Stearns increased its beneficial ownership by more than one full percentage point of the Common Stock of the
Issuer since the date of its initial filing.




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Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: September 12, 1997                          BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
					                                             	Senior Managing Director








                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

				Amrion, Inc.
			Trades from 7/2/97 through 8/28/97
			    (Various Firm Accounts)

                      ***** 08/27 *****
     5,000  AMRION INC                     29 1/2        147,500.00
                      ***** 08/26 *****
     1,000  AMRION INC                     29 1/8         29,125.00
     1,000  AMRION INC                     28 7/8         28,875.00
                      ***** 08/25 *****
     1,000  AMRION INC                     29 1/4         29,250.00
                      ***** 08/22 *****
     1,000- AMRION INC                     30             29,999.00-
                      ***** 08/21 *****
     1,000  AMRION INC                     29 3/4         29,750.00
     4,000  AMRION INC                     29 3/4        119,000.00
                      ***** 08/20 *****
     1,000  AMRION INC                     30             30,000.00
     1,000- AMRION INC                     30 1/2         30,498.98-
                      ***** 08/14 *****
     1,000  AMRION INC                     29 3/4         29,750.00
                      ***** 08/13 *****
     1,200  AMRION INC                     29 3/4         35,700.00
                      ***** 08/12 *****
       300  AMRION INC                     30 1/4          9,075.00
     2,300  AMRION INC                     30 1/4         69,575.00
     4,600  AMRION INC                     30 1/4        139,150.00
                      ***** 08/08 *****
     1,000  AMRION INC                     28 3/4         28,750.00
     1,000  AMRION INC                     28 1/2         28,500.00
     1,000  AMRION INC                     29             29,000.00
     1,000- AMRION INC                     29 3/4         29,749.00-
                      ***** 08/06 *****
     1,000  AMRION INC                     30 1/4         30,250.00
     1,000  AMRION INC                     30 1/4         30,250.00
     1,000  AMRION INC                     29 3/4         29,750.00
     1,000  AMRION INC                     30             30,000.00
     3,000  AMRION INC                     29 1/4         87,750.00
     1,000- AMRION INC                     30             29,999.00-
     1,000- AMRION INC                     30 1/8         30,123.99-
     3,000- AMRION INC                     30 1/4         90,746.97-
                      ***** 08/05 *****
    10,000  AMRION INC                     30 1/8        301,250.00
     1,000- AMRION INC                     30 1/8         30,123.99-
     2,000- AMRION INC                     30 1/8         60,247.99-
                      ***** 08/05 *****
     3,000- AMRION INC                     30 1/8         90,371.98-
     4,000- AMRION INC                     30 1/8        120,495.98-
                      ***** 08/01 *****
     1,000- AMRION INC                     29 5/8         29,624.01-
                      ***** 07/31 *****
     1,000  AMRION INC                     29 3/4         29,750.00
     1,000  AMRION INC                     29 1/2         29,500.00
     1,000  AMRION INC                     29 1/2         29,500.00
     1,000- AMRION INC                     29             28,999.03-
     1,000- AMRION INC                     29             28,999.03-
     1,000- AMRION INC                     29             28,999.03-
     1,000- AMRION INC                     30             29,999.00-
     1,000- AMRION INC                     30             29,999.00-
                      ***** 07/30 *****
     1,000- AMRION INC                     28 1/2         28,499.05-
     1,000- AMRION INC                     28 1/2         28,499.05-
     1,100- AMRION INC                     28 5/8         31,486.45-
                      ***** 07/28 *****
    45,300  AMRION INC                     28.5328     1,292,535.84
     1,000- AMRION INC                     28 5/8         28,624.04-
     1,000- AMRION INC                     28 5/8         28,624.04-
     2,000- AMRION INC                     28 1/2         56,998.10-
     7,500- AMRION INC                     28.7670       215,745.31-
    35,000- AMRION INC                     28.8170     1,008,561.38-
                      ***** 07/25 *****
    30,000  AMRION INC                     28.3958       851,874.00
    35,000- AMRION INC                     28.4388       995,324.82-
                      ***** 07/24 *****
     1,000  AMRION INC                     29             29,000.00
    10,000  AMRION INC                     28.6844       286,844.00
     1,000- AMRION INC                     29             28,999.03-
     2,000- AMRION INC                     29             57,998.06-
     2,500- AMRION INC                     28 11/16       71,716.35-
                      ***** 07/23 *****
    15,000  AMRION INC                     30.0417       450,625.50
    15,000- AMRION INC                     29 3/4        446,235.12-
                      ***** 07/22 *****
       400  AMRION INC                     30 3/8         12,150.00
                      ***** 07/21 *****
       100  AMRION INC                     29 5/8          2,962.50
       200  AMRION INC                     29 3/8          5,875.00
     1,000  AMRION INC                     29 5/8         29,625.00
     1,000  AMRION INC                     29 5/8         29,625.00
     2,500- AMRION INC                     29.9100        74,772.50-
                      ***** 07/18 *****
     1,000  AMRION INC                     30 1/2         30,500.00
     1,000  AMRION INC                     30 1/4         30,250.00
     1,187  AMRION INC                     30             35,610.00
     2,000  AMRION INC                     30             60,000.00
                      ***** 07/17 *****
     1,000  AMRION INC                     30 1/8         30,125.00
     1,000  AMRION INC                     29 7/8         29,875.00
     1,000  AMRION INC                     30 7/8         30,875.00
     1,000  AMRION INC                     31             31,000.00
     1,000  AMRION INC                     31             31,000.00
     1,000  AMRION INC                     29 15/16       29,937.50
     1,000- AMRION INC                     30 1/4         30,248.99-
     1,000- AMRION INC                     30 1/4         30,248.99-
                      ***** 07/16 *****
    50,000  AMRION INC                     28.0313     1,401,565.00
     1,000- AMRION INC                     29 3/8         29,374.02-
     1,000- AMRION INC                     28 1/4         28,249.05-
     1,000- AMRION INC                     29 7/8         29,874.00-
     4,000- AMRION INC                     28 1/4        112,996.23-
     5,000- AMRION INC                     28 1/16       140,307.82-
     5,000- AMRION INC                     28 1/8        140,620.31-
    10,000- AMRION INC                     28 1/8        281,240.62-
    25,000- AMRION INC                     29.7700       744,225.19-
                      ***** 07/15 *****
    10,000  AMRION INC                     28            280,000.00
     1,100- AMRION INC                     28 1/8         30,936.46-
     3,000- AMRION INC                     28 1/8         84,372.18-
     4,200- AMRION INC                     28 1/8        118,121.06-
                      ***** 07/10 *****
    25,000  AMRION INC                     28.0163       700,407.50
       500- AMRION INC                     28 1/16        14,030.78-
       500- AMRION INC                     28 1/16        14,030.78-
       800- AMRION INC                     28             22,399.25-
     1,024- AMRION INC                     28 1/8         28,799.04-
     1,500- AMRION INC                     28 1/8         42,186.09-
     1,810- AMRION INC                     28 1/8         50,904.55-
     2,000- AMRION INC                     28 1/8         56,248.12-
     2,000- AMRION INC                     28 1/8         56,248.12-
     3,599- AMRION INC                     28 1/8        101,218.50-
     5,000- AMRION INC                     28 1/8        140,620.31-
                      ***** 07/08 *****
     1,100  AMRION INC                     27 1/2         30,250.00
                      ***** 07/03 *****
     1,500  AMRION INC                     27 5/8         41,437.50
     5,000  AMRION INC                     27 5/8        138,125.00
     5,000  AMRION INC                     27 5/8        138,125.00
     5,000  AMRION INC                     27 5/8        138,125.00
    10,000  AMRION INC                     27 5/8        276,250.00
    25,000- AMRION INC                     27 11/16      692,164.42-
                      ***** 07/02 *****
       100  AMRION INC                     27 3/8          2,737.50
     1,000  AMRION INC                     27 3/8         27,375.00
     1,000  AMRION INC                     27 3/8         27,375.00
     1,500  AMRION INC                     27 3/8         41,062.50
     2,900  AMRION INC                     27 3/8         79,387.50
     3,500  AMRION INC                     27 3/8         95,812.50
     5,000  AMRION INC                     27 7/16       137,187.50
     5,000  AMRION INC                     27 7/16       137,187.50
    10,000  AMRION INC                     27 7/16       274,375.00
    20,000- AMRION INC                     27.6293       552,567.58-

			(Various Discretionary Accounts)
                      ***** 07/28 *****
       888  AMRION INC                     28.7670        25,545.10
     1,032  AMRION INC                     28.7670        29,687.54
     1,032  AMRION INC                     28.7670        29,687.54
     4,224  AMRION INC                     28.7670       121,511.81